FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act Of 1934

For the month of June 2003

Commission File Number 0-50131

IFCO SYSTEMS N.V.

(Translation of registrant’s name into English)

Koningslaan 34

1075 AD Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

IFCO Systems N.V. (the “Company”) has issued a press release dated June 26, 2003 announcing that APAX Partners has informed the Company that certain investment funds advised by APAX Partners have revised their conditional private purchase offer to several of the Company’s major shareholders. The revised offer, submitted by Deutsche Bank AG, held the offer open until 3:00 p.m. (London time) on June 26, 2003 and was made at a price of EUR 2.50 per share. The press release is attached to this report as Appendix A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFCO SYSTEMS N.V. (Registrant)

Date: June 30, 2003	By:	/s/ MICHAEL W. NIMTSCH
Senior Executive Vice President and Chief Financial Office

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APPENDIX A

Revised Private Purchase Offer made to Several Major Shareholders

Amsterdam, June 26th, 2003—IFCO Systems N.V. (“IFCO Systems”) (Frankfurt:IFE1) announces that it has been informed by APAX Partners that investment funds advised by APAX Partners have revised their conditional private purchase offer to several of IFCO Systems’ major Shareholders. The revised offer is open until 15:00 hours (London time) on June 26th 2003, and was made at a price of EUR 2.50 per share. The revised offer was submitted by Deutsche Bank AG.

Contact:

Dariush Yazdani

Director Investor Relations

IFCO Systems N.V.

Zugspitzstr. 7

82049 Munich—Pullach Germany

Tel: +49 89 74491 223

Mobile: + 49 172 8502560

Fax: +49 89 744767223

E-mail: dariush.yazdani@ifco.de